Certificate of Qualified Person
Matthew D. Harrington, P. Geo.

I, Matthew D. Harrington, P.Geo., do hereby certify that:

1. I am currently employed as a Senior Resource Geologist with:
   Mercator Geological Services Limited
   65 Queen Street, Dartmouth, NS B2Y 1GA Canada
2. The Technical Report to which this certificate applies is titled "*NI 43-101 Technical Report on the Mineral Resource Estimate for the Minago Nickel Project, Manitoba, Canada*" with an effective date of July 2, 2021.
3. I hold a Bachelor of Science degree (Honours, Geology) in 2004 from Dalhousie University and I have worked as a geologist in Canada and internationally since my graduation. My relevant experience with respect to this Project includes extensive professional experience with in geology, mineral deposits and exploration activities in Canada and internationally. I also have specific previous experience in magmatic nickel deposit modelling.
4. I am a member in good standing of the Association of Professional Geoscientists of Nova Scotia (Registration Number 0254) and the Association of Professional Engineers and Geoscientists of Newfoundland and Labrador (Member Number 09541).
5. I have read the definition of a "Qualified Person" set out in National Instrument 43-101 ("NI 43-101"), and certify that by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.
6. I did not complete a personal inspection of the Minago Project.
7. I am responsible for Sections 1.6, 14, except for 14.3.11 and 14.3.12, and 25.2 of the Technical Report. I have no prior involvement with the Minago Project that is the subject of this Technical Report.
8. I am independent of Silver Elephant Mining Corp. and Flying Nickel Mining Corp. as described in Section 1.5 of NI 43-101.
9. I have read NI 43-101 and this Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
10. As of the effective date of this Technical Report, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make this Technical Report not misleading.

Effective Date: July 2, 2021
Signing Date: August 20th, 2021

[Original signed and sealed "Matthew Harrington"]

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Matthew Harrington, P.Geo.,
Senior Resource Geologist, Mercator Geological Services Ltd.